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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No.      )*
                                            -----

                            PATHOGENESIS CORPORATION
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                                (Name of Issuer)

                     SHARES OF COMMON STOCK, PAR VALUE $.001
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                         (Title of Class of Securities)

                                   70321E 10 4
             ------------------------------------------------------
                                 (CUSIP Number)


                             J. Patrick Fitzsimmons
                            BAXTER INTERNATIONAL INC.
                               One Baxter Parkway
                           Deerfield, Illinois  60015
                                  847.948.3781

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 21, 1995
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                Page 1 of 5 Pages

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                             COVER PAGE (Continued)


CUSIP No.  70321E 10 4

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons

          BAXTER INTERNATIONAL INC...........36-0781620........................

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     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  .....................................................................

     (b)  X BAXTER HEALTHCARE CORPORATION IS THE RECORD HOLDER.................

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     (3)  SEC Use Only.........................................................

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     (4)  Citizenship or Place of Organization...DELAWARE......................

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                    (5)  Sole Voting Power.....................................

                    -----------------------------------------------------------

Number of Shares    (6)  Shared Voting Power...........700,000.................
Beneficially Owned
by Each Reporting   -----------------------------------------------------------
Person With
                    (7)  Sole Dispositive Power................................

                    -----------------------------------------------------------

                    (8)  Shared Dispositive Power......700,000.................

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     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ..................................................700,000.................

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     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
          Instructions)
     ..........................................................................

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     (11) Percent of Class Represented by Amount in Row (9)....6.42%...........

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     (12) Type of Reporting Person (See Instructions)
     .....................................................CO...................

     ..........................................................................

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                                Page 2 of 5 Pages

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                             COVER PAGE (Continued)


CUSIP No.  70321E 10 4

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
          Persons

          BAXTER HEALTHCARE CORPORATION......36-2604143........................

-------------------------------------------------------------------------------

     (2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  .....................................................................

     (b)  X BAXTER HEALTHCARE CORPORATION IS THE RECORD HOLDER.................

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     (3)  SEC Use Only.........................................................

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     (4)  Citizenship or Place of Organization...DELAWARE......................

-------------------------------------------------------------------------------

                    (5)  Sole Voting Power.....................................

                    -----------------------------------------------------------

Number of Shares    (6)  Shared Voting Power...........700,000.................
Beneficially Owned
by Each Reporting   -----------------------------------------------------------
Person With
                    (7)  Sole Dispositive Power................................

                    -----------------------------------------------------------

                    (8)  Shared Dispositive Power......700,000.................

-------------------------------------------------------------------------------

     (9)  Aggregate Amount Beneficially Owned by Each Reporting Person
     ..................................................700,000.................

-------------------------------------------------------------------------------

     (10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     ..........................................................................

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     (11) Percent of Class Represented by Amount in Row (9)....6.42%...........

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     (12) Type of Reporting Person (See Instructions)
     .....................................................CO...................

     ..........................................................................

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                                Page 3 of 5 Pages

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ITEM 1.   SECURITY AND ISSUER.

          Shares of Common Shares, par value $.001
          PathoGenesis Corporation
          201 Elliott Avenue West
          Seattle, Washington  98119


ITEM 2.   IDENTITIES AND BACKGROUNDS.

(a)       Baxter International Inc.          Baxter Healthcare Corporation
          a Delaware corporation,            a Delaware corporation
          is a public holding company for    is the principal United States
          health care supplies and services  operating subsidiary of Baxter's
          businesses.                        health care supplies and services
                                             businesses.

(b)       One Baxter Parkway                 One Baxter Parkway
          Deerfield, Illinois  60015         Deerfield, Illinois  60015

(c)       Delaware                           Delaware

(d)       No.  Not Applicable                No.  Not Applicable

(e)       No.  Not Applicable                No.  Not Applicable


ITEM 3.   Not Applicable.


ITEM 4.   OWNERSHIP.

In 1993, Baxter Healthcare Corporation, a Delaware corporation (the "Corporation"), purchased 700,000 shares of PathoGenesis Corporation ("PathoGenesis") common stock. The Corporation is a subsidiary of Baxter International Inc., a Delaware corporation. On November 21, 1995, PathoGenesis completed an initial public offering. After these transactions, Baxter and Corporation were the beneficial owners (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of a total of 700,000 shares. This total represents 6.42% of all outstanding shares of PathoGenesis common stock as of December 31, 1995. These securities were acquired, and are held as part of an ordinary course of business relationship between PathoGenesis and the Baxter entities without any intent other than passive investment on the part of the Baxter entities.


                                Page 4 of 5 Pages

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ITEM 5.   Not Applicable.


ITEM 6.   Not Applicable.


ITEM 7.

Baxter Healthcare Corporation, the record holder of these securities, is an affiliate of Baxter International Inc. There are no other reportable items under this caption with respect to these securities.


ITEM 10.  CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Baxter International Inc.


                                             By: /S/ A.G. Sieck
                                                 ------------------------------
                                                 A.G. Sieck
                                                 Secretary


                                             Baxter Healthcare Corporation


                                             By: /S/ J.P. Fitzsimmons
                                                 ------------------------------
                                                 J.P. Fitzsimmons
                                                 Assistant Secretary

Dated: February 14, 1996


                                Page 5 of 5 Pages